EXHIBIT 1
CORPORACIÓN DURANGO, S. A. DE C. V.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005, 2004 AND 2003

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005, 2004 AND 2003
INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firm	1 and 2

Financial statements:

Consolidated balance sheets at December 31, 2005 and 2004	3

Consolidated statements of operations for the years ended December 31, 2005, 2004 and 2003	4

Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2005, 2004 and 2003	5

Consolidated statements of changes in financial position for the years ended December 31, 2005, 2004 and 2003	6

Notes to the consolidated financial statements	7 to 50

REPORT OF INDEPENDENT AUDITORS
(Translated from the original issued in Spanish)
Mexico City, April 24, 2006.
Board of Directors and Stockholders of
Corporación Durango, S. A. de C. V.:
We have audited the consolidated balance sheets of Corporación Durango, S.A. de C. V. and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Durango International, Inc. and subsidiaries (foreign subsidiaries companies in the United States of America), with assets of $1,119,197 thousand and net sales of $1,385,931 thousand, representing 7.5% and 17% of consolidated assets and net sales in 2005, respectively, were examined by other auditors, and our opinion regarding balances included for those subsidiaries is solely based on the other auditors’ report.
We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures contained in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 9 to the consolidated financial statements, on February 23, 2005, the Company and its creditors signed a financial restructuring agreement completing the “Concurso Mercantil“process. As a result of the financial restructuring, the Company reclassified, as of December 31, 2004, $10,018 million of its short-term debt to long-term debt. Of the $10,018 million, $3,264 million, which included accrued and unpaid interest of $2,146 million, was exchanged for capital stock of Corporación Durango, S.A. de C. V. in February 2005.
In our opinion, based on our examination and the other auditors’ reports mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Corporación Durango, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their stockholders’ equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.
The Company’s consolidated financial statements for the period ending December 31, 2003 were examined by other independent public accountants whose report dated April 30, 2004 expressed an unqualified opinion and a going concern paragraph on those statements.
PricewaterhouseCoopers
Javier Monroy C.P.
Audit Partner

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
Assets
Current Assets:
Cash and cash equivalents (Note 4)	$700,408	$859,886
Accounts receivable — net (Note 5)	1,733,285	1,852,745
Short-term related parties (Note 14)	11,803	13,505
Inventories — net (Note 6)	1,195,809	1,105,815
Prepaid expenses	15,655	6,711
Current assets of discontinued operations (Note 17)	—	107,973

Total current assets	3,656,960	3,946,635

Property, plant and equipment — net (Note 7)	10,913,101	11,433,228

Other assets — net (Note 8)	260,386	350,785

Non-current assets of discontinued operations (Note 17)	—	257,598

Total assets	$14,830,447	$15,988,246

Liabilities

Current Liabilities:
Short-term debt (Note 9)	$—	$43,554
Current portion of long-term debt (Note 9)	257,572	138,429
Notes payable	48,274	49,887
Accrued interest	13,564	15,920
Trade accounts payable	843,891	753,464
Accrued expenses and taxes	474,599	708,875
Employee statutory profit sharing	1,000	876
Current liabilities of discontinued operations (Note 17)	—	131,138

Total current liabilities	1,638,900	1,842,143

Long-term Liabilities:
Long-term debt (Note 9)	6,505,139	7,178,232
Long-term notes payable	63,773	89,927
Deferred income taxes (Note 16)	1,601,824	1,483,957
Pension plans and seniority premiums (Note 11)	307,899	315,706
Long-term liabilities of discontinued operations (Note 17)	—	150,181
Liabilities to be capitalized to equity (Notes 9)	—	3,264,164

Total long-term liabilities	8,478,635	12,482,167

Total liabilities	10,117,535	14,324,310

Stockholders’ Equity:
Common stock (Note 12)	5,445,303	5,154,576
Additional paid-in capital	4,481,354	1,507,630
Retained earnings	2,866,511	2,802,419
Net gain for the year	179,176	64,092
Loss from holding non monetary assets	(5.578,431)	(4,861,569)
Cumulative initial effect of deferred income taxes	(3,348,713)	(3,348,713)
Cumulative translation adjustment of foreign subsidiaries	609,425	265,449

Majority stockholders’ equity	4,654,625	1,583,884

Minority stockholders’ equity in consolidated subsidiaries	58,287	80,052

Total stockholders’ equity	4,712,912	1,663,936

Total liabilities and stockholders’ equity	$14,830,447	$15,988,246

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005, except per share amounts)

	2005	2004	2003
Net sales	$8,143,300	$8,039,294	$7,327,253
Cost of sales	7,096,308	6,889,515	6,299,962

Gross profit	1,046,992	1,149,779	1,027,291

Selling, general and administrative expenses	677,735	694,128	698,168

Operating income	369,257	455,651	329,123

Other income (expenses) — net (Note 15)	5,235	(417,906)	(1,638,756)

Net comprehensive financing cost:
Interest expense	(592,425)	(1,158,265)	(1,288,087)
Interest income	42,555	41,503	44,727
Exchange gain (loss)	334,613	62,561	(892,766)
Gain on monetary position	198,708	469,359	399,457

	(16,549)	(584,842)	(1,736,669)

Income (loss) from continuing operations before income taxes, employee statutory profit sharing and equity in income of associated companies	357,943	(547,097)	(3,046,302)

Income tax benefit (Note 16)	(304,016)	502,740	2,297
Employee statutory profit sharing	(719)	—	(1,884)

	(304,735)	502,740	413

Income (loss) from continuing operations before equity in income of associated companies	53,208	(44,357)	(3,045,889)

Equity in the income of associated companies	1,901	2,736	2,061

Income (loss) from continuing operations	55,109	(41,621)	(3,043,828)

Income (loss) from discontinued operations — net (Note 17)	108,802	105,536	(596,964)

Consolidated net income (loss)	$163,911	$63,915	($3,640,792)

Net income (loss):
Majority interest	$179,176	$64,092	($3,634,451)
Minority interest	(15,265)	(177)	(6,341)

Consolidated net income (loss)	$163,911	$63,915	($3,640,792)

Basic and diluted net income (loss) per share from:
Continuing operations	0.51	(0.45)	(32.75)
Discontinued operations	1.00	1.15	(6.42)

Basic and diluted net income (loss) per share	1.51	0.70	(39.17)

Weighted average number of shares outstanding	108,528,665	91,834,192	92,942,916

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

							Cumulative	Cumulative	Minority
					Loss from	Additional	initial effect	translation	stockholders’
	Common		Additional		holding non	liability	of deferred	adjustment	equity	Total
	stock	Treasury	paid-in	Retained	monetary	for seniority	income	of foreign	in consolidated	stockholders’
	(Note 12)	stock	capital	earnings	assets	premiums	taxes	subsidiaries	subsidiaries	equity
Balances as of January 1, 2003	5,280,258	(125,731)	1,507,630	6,786,608	(5,119,123)	(159,181)	(3,348,713)	94,870	77,319	4,993,937

Reduction of common stock (Note 12.b)	(125,731)	125,731								—

Transfer of the additional liability for seniority premium (Note 11)				(159,181)		159,181				—

Allowance for doubtful accounts for receivable due from shareholders (Note 14.b)				(190,557)						(190,557)

Comprehensive loss				(3,634,451)	422,477			98,625	(3,653)	(3,117,002)

Balances as of December 31, 2003	5,154,527	—	1,507,630	2,802,419	(4,696,646)	—	(3,348,713)	193,495	73,666	1,686,378

Increase in common stock (Note 12.c)	49									49

Comprehensive income				64,092	(164,923)			71,954	6,386	(22,491)

Balances as of December 31, 2004	5,154,576	—	1,507,630	2,866,511	(4,861,569)	—	(3,348,713)	265,449	80,052	1,663,936

Increase in common stock (Note 12.d)	290,727									290,727

Comprehensive income			2,973,724	179,176	(716,862)			343,976	(21,765)	2,758,249

Balances as of December 31, 2005	$5,445,303	$—	$4,481,354	$3,045,687	($5,578,431)	$—	($3,348,713)	$609,425	$58,287	$4,712,912

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Notes 1, 2 and 3)
(In thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004	2003
Operating activities:
Consolidated income (loss) from continuing operations	$55,109	($41,621)	($3,043,828)
Items applied to income that did not require (provide) resources:
Depreciation and amortization	421,617	438,236	426,407
(Income) expense from deferred income tax	241,143	(531,254)	(79,473)
(Revaluation) impairment of long-lived assets	(113,803)	479,130	656,144
(Income) loss on sale of property, plant and equipment	(1,696)	22,844	217,015
Other (income) expense	(26,107)	17,020	24,813
Amortization of debt issuance costs and other financing costs	—	338,148	99,999
Loss on operations of Durango Paper Company	—	—	342,472

Sub-total	576,263	722,503	(1,356,451)

Changes in operating assets and liabilities:
Trade accounts receivable — net	20,036	135,582	(98,261)
Inventories — net	(89,994)	73,190	52,466
Other current assets	92,182	(29,316)	7,922
Trade accounts payable	90,427	(222,726)	93,638
Accrued interest	(2,356)	—	998,272
Accrued expenses and taxes other than income taxes	(135,602)	44,958	14,085
Other — net	(100,163)	(3,324)	(88,319)

Net resources (used in) provided by operating activities before discontinued operations	450,793	720,867	(376,648)

Assets of discontinued operations	107,973	(16,465)	6,452
Liabilities of discontinued operations	(131,138)	39,102	81,852
Income (loss) from discontinued operations — net of items hat did not require resources	(284,509)	105,536	(194,264)

Income (loss) from discontinued operations	(307,674)	128,173	(105,960)

Net resources provided by (used in) operating activities	143,119	849,040	(482,608)

Financing activities:
Increase (decrease) of short-term and long-term debt	(3,988,996)	101,148	281,951
Payments of long-term debt	(170,546)	(798,869)	(441,257)
Common stock increase	290,727	49	—
Additional paid-in capital	2,973,724	—	—
Translation adjustment of foreign subsidiaries	343,976	71,954	98,622

Net resources (used in) generated by financing activities	(551,115)	(625,718)	(60,684)

Investing activities:
Revenue from the sale of discontinued operations	334,393	—	1,004,969
Acquisition of machinery and equipment	(134,849)	(214,181)	(114,733)
Restricted cash	—	171,195	(171,195)
(Investment in) divestment of subsidiaries	(54,002)	—	—
(Investment in) divestment of other assets	28,205	(34,856)	20,222
Sale of property, plant and equipment	74,771	16,483	251,150

Net resources (used in) generated by investing activities	248,518	(61,359)	990,413

(Decrease) increase in cash and cash equivalents	(159,478)	161,963	447,121
Balance of cash and cash equivalents at beginning of year	859,886	697,923	250,802

Balance of cash and cash equivalents at end of year	$700,408	$859,886	$697,923

The accompanying notes are an integral part of these consolidated financial statements.

CORPORACIÓN DURANGO, S. A. DE C. V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands of constant Mexican pesos as of December 31, 2005)
NOTE 1 — THE ENTITY:
a.	Entity — Corporación Durango, S. A. de C. V. (“CODUSA”) and subsidiaries (collectively, the “Company”) are primarily engaged in the manufacturing and selling of packaging (corrugated boxes and multi-wall sacks ), paper (containerboard, newsprint and bond) and other wood products (plywood) in Mexico and in the United States of America.
b.	In October 2002, the Company sold its investment in Durango Paper Company (“DPC”) to Operadora Omega Internacional, S.A. de C.V. Prior to this sale, the Company provided certain guarantees for a bank loan and certain letters of credit issued by DPC, amounting to $290,323 (US$25.2 million). DPC’s creditors called these guarantees and consequently, the 2003 statement of operations reflects a charge of $284,976 (US$23.6 million) which was recorded in other expenses. These liabilities were included in the restructured debt (see Note 9).
NOTE 2 — BASIS OF PRESENTATION:
a.	Going concern — The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, with realization of its assets and liability payments in the ordinary course of business. As a consequence of the inability of the Company to pay principal and interest of certain obligations, the Company reclassified most of its debt as a short-term during 2002 and 2003, as mentioned in Note 9.b. As a result of the financial restructuring agreement executed by the Company and its creditors in February 2005, the balances of the restructured debt have been reclassified, as of December 31, 2004 and 2005, to short-term and long-term debt in accordance with the maturity of those balances. (See Note 9).
b.	Basis of presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) issued by the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos, A.C., or “MIPA”).
c.	Consolidation of financial statements — The consolidated financial statements include the assets, liabilities and income or loss of the subsidiaries in which the Company holds more than 50% ownership and operating and financial control. The ownership percentage in the capital stock of the Company’s significant consolidated subsidiaries is shown below. All significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Group
(or Company)	Ownership percentage	Activity
Industrias Centauro, S. A. de C. V.	99%	Manufacturing of paper for corrugated boxes

Compañía Papelera de Atenquique, S. A. de C. V.	98%	Manufacturing of paper for corrugated boxes

Durango International, Inc. and subsidiaries	100%	Manufacturing of paper for corrugated boxes and corrugated boxes.

Empaques de Cartón Titán, S. A. de C. V. and subsidiaries	100%	Manufacturing of corrugated boxes and multi-wall sacks

Grupo Pipsamex, S. A. de C. V. and subsidiaries	100%	Manufacturing of newsprint and bond paper

Durango Internacional, S. A. de C. V. and subsidiary	100%	Advisory, administrative and organization services

Porteadores de Durango S.A. de C.V. and subsidiaries	100%	Hauling freight

Administración Corporativa de Durango, S. A. de C. V.	100%	Administrative services

Ponderosa Industrial de México, S. A. de C. V.	100%	Manufacturing of plywood

Compañía Forestal de Durango, S. A. de C. V.	100%	Administrative services
d.	Translation of financial statements of foreign subsidiaries — The accounting policies of foreign subsidiaries are the same as those of CODUSA. The local currency financial statements are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year-end closing. The capital stock is translated at the historical exchange rates, and retained earnings are translated at the exchange rate in effect at the balance sheet date on which they arise. Income, costs and expenses are translated at the exchange rate in effect on the date they are recognized. The resulting translation effects are presented in stockholders’ equity.

The financial statements of foreign subsidiaries included in the 2005, 2004 and 2003 consolidated financial statements are restated in the constant currency of the country in which they operate and translated into Mexican pesos using the exchange rate as of the latest balance sheet date presented.

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements have been prepared in accordance with Mexican GAAP and reflect the purchasing power of the Mexican peso as of the most recent reporting date. For comparison purposes, consolidated financial statements of prior years have also been restated to reflect identical purchasing power, using factors derived from changes in the NCPI issued by Banco de México.
The significant accounting policies followed by the Company including concepts, methodology and criteria used for the recognition of the effects of inflation in financial information are as follows:
a.	All significant intercompany balances and transactions have been eliminated for consolidation purposes. The consolidation process was done based on subsidiaries’ audited financial statements. See Note 14.
b.	Investments in cash equivalents include debt and stock investments and are classified based on management’s anticipated use of the investments at the time of sale either as debt to be held to maturity, financial investments or available-for sale instruments. They are recorded at acquisition cost and are subsequently valued as discussed in the following paragraphs.
i.	Debt investments to be held to maturity are valued at acquisition cost less prime amortizations, plus discount amortizations, based on the outstanding balance during the life of the investment. If necessary, a reduction in value is registered.

ii.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statements of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arms’-length transaction between interested and willing parties.
c.	Accumulated preferred dividends of the limited voting rights shares, declared only if earnings are obtained, are not recognized as liability until they are declared.

d.	Investments in affiliated and associated companies stocks are valued by the participation method. The acquisition cost of the stocks is modified by the proportional part of the changes in the capital stock of affiliated and associated companies after the acquisition date. Participation of the Company in the affiliated and associated companies’ income is presented separately in the statements of operations.

e.	Inventories and cost of sales are stated at average cost by the last-in first-out method and are later restated using factors derived from changes in the NCPI at its reposition costbased on the most recent purchase price or production cost. The value should not exceed its market value

f.	Property, plant and equipment of Mexican origin are recorded at acquisition cost and are restated to reflect Mexican pesos of constant purchasing power using factors derived from changes in the NCPI.

Plant and equipment of non-Mexican origin are recorded at acquisition cost and the acquisition cost is restated to constant currency using the inflation of the country of origin, then converted into Mexican pesos at the exchange rate in effect at the balance sheet date.

Depreciation is calculated based on units produced in the period in relation to the total estimated production of the assets over their useful lives, as follows:

Years
Buildings	25-50
Industrial machinery and equipment	23-40
Transportation equipment	1-5
Computer equipment	1-3
Office furniture and equipment	5-10
These assets are evaluated annually for potential impairment.

Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

Net comprehensive financing cost incurred during the period of construction and installation of property, plant and equipment is capitalized and restated applying factors derived from changes in the NCPI.

g.	Intangible assets are recognized in the balance sheet provided they are identifiable, provide future economic benefits and there is control over those benefits. Intangible assets with indefinite useful lives are not amortized. Intangible assets with definite useful lives are amortized systematically based on the best estimate of their useful lives determined on the basis of expectations for future economic benefits. The carrying value of intangible assets is subject to an annual impairment evaluation.

h.	Effective January 1, 2004, the Company adopted Statement C-15, “Impairment in the Value of Long-Lived Assets and their Disposal”, issued by MIPA, which establishes general criteria for the identification and, if applicable, recording of impairment losses or the decrease in value of long-lived tangible and intangible assets, including goodwill. The Company performed its annual impairment evaluation of long-lived assets at December 31, 2005 and 2004, and, as a result, recorded a favorable adjustment of $113,803 and a charge of $479,130, respectively, in other income (expenses).

i.	Financial instruments held for trading or available for sale are valued at fair value (which is similar to market value) with gains or losses recognized in the statement of operations. Fair value is the amount for which a financial asset can be exchanged or a financial liability can be paid in an arm’s-length transaction between interested and willing parties.

j.	Investments in derivative financial instruments for trading or hedging purposes are recorded as assets or liabilities at fair value. Realized and unrealized gains or losses on those investments are recorded in the statement of operations. As of January 1, 2005, the Company adopted amendments to Statement C-2, “Financial Instruments”. Statement C-2, as amended, requires effects for valuation of derivative financial instruments for trading to be recorded in capital stock and impairment effects losses to be calculated. The adoption of the amendments to this Statement by the Company did not have any impact on the accompanying financial statements because the Company did not have derivative financial instruments.

k.	Long-lived tangible and intangible assets (including goodwill) are subject to an annual impairment evaluation to calculate their useful value and determine if impairment is applicable.

l.	Liabilities and provisions for liabilities represent present obligations of the Company with a probable requirement to pay those obligations in cash. The provisions have been recorded based on the best reasonable estimation by management of the present payment obligation; however, actual results could differ from recorded provisions.

m.	Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (See Note 16).

Deferred employee statutory profit sharing is recorded only when there are temporary differences in accounting and tax net income that could cause a future benefit or liability and the amount can be reasonably estimated .

n.	Pension plans and seniority premiums to which employees are entitled upon termination of employment after 15 years of service are non- contributory and are recorded as costs of the year in which the respective services are rendered, based on actuarial calculations using the projected unit credit method (See Note 11).

As of January 1, 2005, the Company adopted amendments to Statement D-3, “Labor Obligations”, issued by MIPA. Statement D-3, as amended, establishes rules for estimating and recording the liabilities related to severance payments due to employees upon dismissal for causes other than financial restructuring. These effects are recognized through actuarial calculations using the projected credit unit method. The net cost for the year ended December 31, 2005 for this item was $5,139, which was recorded in the results for the year. The initial adoption of the amendments to this Statement did not have a material impact on the financial statements.
Other compensation based on seniority to which employees are entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law (Ley Federal del Trabajo), are charged to income in the year in which they become payable.

o.	Debt issuance costs — Debt issuance costs, which are included in other assets, are capitalized and restated by applying changes in the NCPI. Amortization is calculated based on the proportion of the initial tenor of the debt during which the debt has been outstanding. In 2004, the unamortized balance was charged to income for the period, as a result of the exchange of outstanding debt for restructured debt.

p.	Stockholders’ equity — Common stock, legal reserve and retained earnings represent the value of those items in terms of purchasing power of the Mexican peso as of the most recent balance sheet date, and are determined by applying factors derived from the NCPI to the historical values.

q.	Additional paid-in capital represents the excess of payments for shares subscribed over their par value, and is restated applying NCPI factors.

r.	Insufficiency in capital stock restatement represents the initial accrued result on monetary position and the result of holding non-monetary assets (inventories and/or fixed assets) stated in Mexican pesos of purchasing power as of the most recent balance sheet date.

s.	Comprehensive income (loss) — Comprehensive income (loss) represents the net income (loss) for the period presented in the consolidated statements of operations, plus the effects of holding non-monetary assets, the profit (loss) from translation of foreign currency, and other items required by specific accounting standards to be reflected in stockholders’ equity, but which do not represent capital contributions, reductions or distributions, and is restated by applying NCPI factors.

t.	The result on monetary position represents income due to inflation changes, measured by NCPI factors, on the years’ net monthly monetary assets and liabilities, stated in Mexican pesos of purchasing power as of the most recent balance sheet date. Inflation rates were 3.33% in 2005, 5.19% in 2004 and 3.97% in 2003.

u.	Net income (loss) per common share is calculated by dividing the net income (loss) of majority stockholders for the period by the weighted average number of shares outstanding during the period. There are no effects from potential dilutive shares.

v.	Liabilities for contingencies are recognized when it is probable that a liability has been incurred before the date of the balance sheet and that the amount can be reasonably estimated.

w.	Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Differences due to exchange rate fluctuations from transactions and payment dates or valuations as of the most recent balance sheet date are recognized in income.

Financial statements of foreign subsidiaries included in the consolidation process are restated to reflect constant purchasing power of the currency of the country in which the subsidiaries operate by using the change in the consumer price index of the country. Subsequently, all assets and liabilities are translated at the exchange rate in effect at year-end closing. The effect of exchange rate fluctuations is presented in stockholders’ equity in “Cumulative translation adjustment of foreign subsidiaries”.

Financial statements of foreign subsidiaries are translated as follows: a) cash and cash equivalents at the exchange rate in effect at the closing date; b) non-cash items at historical exchange rates; c) statements of operations items at monthly average exchange rates for the period; and d) the translated effect is recorded in net comprehensive financing cost. Financial statements in Mexican pesos are restated at year-end closing as specified by Statement B-10 .

x.	Sales are recognized upon delivery of products and receipt of customer acceptance. Revenue is recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, which generally occurs when those goods are delivered in compliance with the customer’s orders and when the amount of revenue and the cost incurred or to be incurred in the transaction can be reliably measured.

y.	The provisions contained in Statement B-5, “Financial Information by Segment”, issued by MIPA are mandatory for public entities listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores). Statement B-5 requires that companies look to their internal organizational structure and internal reporting system for purposes of identifying segments. For all years presented the Company operates in three reporting segments (See Note 21).
     NOTE 4 — CASH AND CASH EQUIVALENTS:

	2005	2004
Cash	$410,996	$310,107
Cash equivalents	289,412	549,779

	$700,408	$859,886

NOTE 5 — ACCOUNTS RECEIVABLE:

	2005	2004
Trade accounts receivable	$1,731,075	$1,800,888
Recoverable taxes	44,862	145,988
Other	112,053	81,567

	1,887,990	2,028,443
Allowance for doubtful accounts	(154,705)	(175,698)

	$1,733,285	$1,852,745

NOTE 6 — INVENTORIES:

	2005	2004
Finished goods	$278,389	$189,472
Production-in-process	7,281	8,911
Raw materials	371,014	342,107
Spare parts and materials	283,434	274,278
Molds and dies	78,606	96,867
Other	10,693	26,770

	1,029,417	938,405
Allowance for obsolete inventories	(32,778)	(30,842)

	996,639	907,563
Advances to suppliers	38,458	76,137
Merchandise-in-transit	160,712	122,115

	$1,195,809	$1,105,815

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT:

	2005	2004
Buildings	$3,692,976	$3,641,466
Industrial machinery and equipment (*)	17,949,942	18,486,387
Transportation equipment, computer equipment and office furniture and equipment	1,416,746	1,310,730

	23,059,664	23,438,583
Accumulated depreciation and amortization	(13,063,873)	(12,883,117)

	9,995,791	10,555,466
Land	863,749	825,617

Construction-in-progress	53,561	52,145

	$10,913,101	$11,433,228

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $390,006, $408,333 and $402,278, respectively.
For the years ended December 31, 2005 and 2004, under the provisions of Statement C-15, the Company recognized an increase of $113,803 and a decrease of $479,130 in fixed assets value, respectively, which were reflected in the consolidated statement of operations as other income (expenses). The related deferred income tax effect was a charge of $31,865 and a credit of $134,156 in 2005 and 2004, respectively.
(*) The value impairment effect was recognized in accordance with Statement C-15 in the fixed assets items that originated it with the following results:

	2005	2004
Industrial machinery and equipment	$17,836,139	$18,965,517
Revaluation impairment	113,803	(479,130)
Depreciation	(10,117,787)	(10,633,716)

Industrial machinery and equipment-net	$7,832,155	$7,852,671

During 2003, the Company reviewed the recoverable value of its long-lived assets in use, based on future cash flows resulting from production and sale operations during the remaining useful life of the fixed assets evaluated, which is from 20 to 35 years after 2003. The effect of that evaluation resulted in an impairment provision of $656,144 in 2003, recorded in the consolidated statement of operations within other expenses. The deferred income tax effect was a credit to income in the amounts of $209,966.
On January 1, 2005, Statement B-7, “Business Acquisitions”, issued by MIPA became effective, changing the accounting treatment of goodwill. Goodwill is not longer permitted to be amortized and is subject to annual impairment tests. The effect of Statement B-7 was a charge of $119,296 for Empaques del Norte, S.A. de C.V., a charge of $11,069 for Líneas Aéreas and a charge of $25,307 for Inmobiliaria Industrial de Durango, S.A. de C.V., in each case recorded as an adjustments to its fixed assets.
As of December 31, 2005, 2004 and 2003, the Company had temporarily idle assets with a net carrying amount of $364, $11,337 and $101,071, respectively.

At December 31, the Company’s capitalized lease assets are as follows:

	2005	2004
Industrial machinery and equipment	$175,802	$366,085
Accumulated depreciation	(13,707)	(59,770)

	$162,095	$306,315

At March 14, 2006, we have pre-paid substantially all of the balance of our financial leases; the remaining balance is $8,853.
As a result of its financial restructuring which was finalized in February 2005, CODUSA and its subsidiaries granted security interests over their principal fixed assets (see Note 9.c). In addition, various loans are collateralized with substantially all of the Company’s machinery and equipment.
The carrying value of capitalized comprehensive financing costs at December 31, 2005, 2004 and 2003 was $69,422, $55,084 and $75,377, respectively.
NOTE 8 — OTHER ASSETS:

	Intangible asset	Debt
	related to seniority	issuance
2005	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2005	$195,936	$653,625	$222,581	$1,072,142

Net movement	(30,583)	—	(28,205)	(58,788)

Balances as of December 31, 2005	165,353	653,625	194,376	1,013,354

Accumulated amortization:
Balances as of January 1, 2005	—	653,625	67,732	721,357

Amortization for the period	—	—	31,611	31,611

Balances as of December 31, 2005	—	653,625	99,343	752,968

Net balances as of December 31, 2005	$165,353	$—	$95,033	$260,386

	Intangible asset	Debt
	related to seniority	issuance
2004	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2004	$109,839	$655,119	$179,191	$944,194

Net movement	86,097	(1,494)	43,390	127,993

Balances as of December 31, 2004	195,936	653,625	222,581	1,072,142

Accumulated amortization:
Balances as of January 1, 2004	—	320,115	37,829	357,944

Amortization for the period	—	333,510	29,903	363,413

Balances as of December 31, 2004	—	653,625	67,732	721,357

Net balances as of December 31, 2004	$195,936	$—	$154,849	$350,785

	Intangible asset	Debt
	related to seniority	issuance
2003	premiums	costs	Other	Total
Assets:

Balances as of January 1, 2003	$73,282	$670,265	$184,267	$927,814

Net movement	36,557	(15,146)	(5,076)	16,335

Balances as of December 31, 2003	109,839	655,119	179,191	944,149

Accumulated amortization:
Balances as of January 1, 2003	—	227,292	6,524	233,816

Amortization for the period	—	92,823	31,305	124,128

Balances as of December 31, 2003	—	320,115	37,829	357,944

Net balances as of December 31, 2003	$109,839	$335,004	$140,462	$586,205

In 2004, the Company wrote-off debt issuance costs in the amount of $333,510, due to advanced maturity of the related bonds, and to the financial restructuring.

NOTE 9 — SHORT AND LONG-TERM DEBT:
a.	Short-term and long-term debt not capitalized to equity as of December 31, is as follows:

	2005	2004
Short-term debt	$—	$43,554
Current portion of long-term debt	257,572	138,429
Long-term debt	6,505,139	7,178,232

	$6,762,711	$7,360,215

b.	Financial restructuring
In an effort to expand its production capacity and maintain its leadership in the Mexican and Latin American paper industries, the Company obtained significant resources in U.S. Dollars from domestic and foreign financial institutions (mainly in the United States ). In addition, the Company issued Notes, some of which were listed on the New York Stock Exchange. However, during 2002, the Company suffered from a combination of economic factors beyond the Company’s control, including the economic recession in the United States , a significant reduction in the paper price worldwide, a dramatic reduction in the manufacturing output in industries supplied by our subsidiaries, an increase in power, raw material, gas and labor costs and imports of our products into the Mexican market.
These economic factors made the last quarter of the year 2002 a difficult one for the Company, and resulted in a significant reduction in cash flow, making it impossible for the Company during November 2002 to make principal and interest payments on some of its debt and causing the Company to default on payments of principal and interest under its unsecured indebtedness. As a result, the Company reclassified a portion of its long-term debt as short-term debt, resulting in negative working capital and concern regarding the Company’s ability to continue as a going concern.
During 2002, the Company started negotiations with credit institutions and bondholders, in an effort to re-negotiate its debt. In addition, the Company decided to sell certain non-strategic assets. In April 2003, the Company signed a “Forbearance Agreement” with certain of its creditors postponing the rights of those creditors to enforce their remedies. The Forbearance Agreement expired on June 30, 2003.
On April 30, 2004, the Company entered into a plan support agreement with certain bank creditors and holders of its notes holding an aggregate of 55% of the outstanding principal amount of its unsecured debt. Under the terms of the plan support agreement, the parties were obligated to pursue and implement a financial restructuring along the lines contained in the agreement in principle with these creditors, including by means of a cash tender offer and certain exchange offers and, under certain circumstances, a prepackaged plan of reorganization under U.S. bankruptcy law. The participating creditors agreed that they would tender their unsecured debt in the offers and vote their unsecured debt in favor of the prepackaged plan of reorganization under U.S. bankruptcy law. The plan support agreement contained certain obligations of the Company and the participating creditors. These obligations were not met by the agreed-upon dates and certain participating creditors terminated the plan support agreement on May 17, 2004.
On May 18, 2004, the Company filed a voluntary petition under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles, or the “LCR”) with the First Federal District Court in Durango, Mexico, (the “Mexican court”). On May 20, 2004, the Company’s foreign representative commenced a proceeding under section 304 of the United States Bankruptcy Code with the United States Bankruptcy Court for the Southern District of New York (the “304 Proceeding”) on the Company’s behalf. None of the Company’s subsidiaries filed for concurso mercantil or other bankruptcy protection.
On May 25, 2004, following the Company’s filing under the LCR (the “concurso proceeding”), the New York Stock Exchange announced that the trading of the Company’s ADSs, 2006 notes and 2008 notes would be suspended immediately. On July 15, 2004, the Company’s ADSs, 2006 notes and 2008 notes were delisted from the New York Stock Exchange.
On August 13, 2004, the Company reached an agreement to support its financial restructuring program with most of its unsecured financial creditors and members of the Ad hoc Committee of bondholders.
On August 25, 2004, the Mexican court declared the Company to be in commercial reorganization under the LCR. On November 17, 2004, the Mexican court certified the list of recognized claims in the Company’s concurso proceeding.
On December 23, 2004, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s concurso proceeding submitted its plan of reorganization to the holders of recognized claims and the plan was executed by the Company and the holders of recognized claims representing 65% of the total number of recognized claims. The plan of reorganization provided that, in exchange for their debt, the Company’s unsecured financial creditors would receive new debt equal to approximately 85% of the outstanding principal amount of the Company’s unsecured debt.
On January 11, 2005, the conciliator submitted the executed plan of reorganization to the Mexican court, and on February 7, 2005, the Mexican court approved the plan of reorganization, ending the concurso proceeding for the Company.
On February 23, 2005, CODUSA’s plan of reorganization was consummated. As a result:
•	Bank creditors of CODUSA with claims against it in the aggregate amount of $1,611,298 (US$136.3 million) received 2,392,957 Series B Shares, representing 2.16% of CODUSA’s issued and outstanding capital stock, and the principal amount of the debt outstanding with respect to these claims was amended and restated under the Restructured Credit Agreement. Under the Restructured Credit Agreement, notes in an aggregate principal amount of $1,294,579 (US$116.1 million) were issued to the holders of these claims. These notes bear interest at a rate of LIBOR plus 2.75% per annum, payable quarterly in arrears and the principal amount of these notes will be amortized quarterly until the maturity of these notes on December 30, 2012.

•	Unsecured creditors of CODUSA with claims against it in the aggregate amount of $5,689,892 (US$510.3 million) related to its 12 5/8% Senior Notes due 2003 (the “2003 notes”), its 13 1/8% Senior Notes due 2006 (the “2006 notes”), its 13 1/2% Senior Notes due 2008 (the “2008 notes”), its 13 3/4% Senior Notes due 2009 (the “2009 notes”) and the note issued under its Euro Commercial Paper Program, (the “ECP note”) received 16,412,961 Series B Shares, representing 14.84% of CODUSA’s issued and outstanding capital stock, and an aggregate principal amount of $4,836,492 (US$433.8 million) of its 2012 notes in respect to these claims. The 2012 notes bear interest at a rate of 7.50% per annum until December 31, 2005, 8.50% per annum from January 1, 2006 through December 31, 2006, and 9.50% per annum thereafter, payable quarterly in arrears, and mature on December 30, 2012.

•	The Company announced on February 27, 2006 a debt reduction program during the year. At issue date of these financial statements, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, some non-strategic assets divestments and cash flow.
c.	Total short-term and long-term debt by composition as of December 31 is as follows:

	2005	2004
Restructured debt
Senior Notes	$4,613,050	$4,948,584
Bank loans	1,173,046	1,288,872
Financial lease agreements	108,392	122,613
Letters of credit	—	48,819
Euro Commercial Paper	—	48,963
Other long-term debt	868,223	902,364

	$6,762,711	$7,360,215

RESTRUCTURED DEBT.
(1)	Senior Notes and Euro Commercial Paper
Senior Notes consisted of four issues, maturing in 2003, 2006, 2008 and 2009, as further described below:
     2003 Notes. At December 31, 2004, before recognizing the effects of the Company’s financial restructuring, the Company had outstanding $210,023 (US$18.2 million) aggregate principal amount of its 2003 notes. The 2003 notes matured on August 1, 2003 and were not paid. In addition, the Company did not make interest payments on its 2003 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2003 notes was $269,230 (US$23.4 million). As part of the Company’s financial restructuring, on February 23, 2005, principal of and accrued and unpaid interest on its 2003 notes was converted into an aggregate principal amount of US$15.5 million of the 2012 notes and 563,348 of the Series B Shares.
     2006 Notes. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had outstanding $3,476,315 (US$301.7 million) aggregate principal amount of its 2006 notes. The Company did not make interest payments on its 2006 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2006 notes was $4,517,076 (US$392.1 million). As part of the Company’s financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2006 notes was converted into an aggregate principal amount of US$256.5 million of its 2012 notes and 9,559,019 of its Series B Shares.
     2008 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $119,390 (US$10.4 million) aggregate principal amount of the 2008 notes. The Company did not make interest payments on its 2008 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2008 notes was $156,254 (US$13.6 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2008 notes was converted into an aggregate principal amount of US$8.8 million of its 2012 notes and 343,333 of its Series B Shares.
     2009 Notes. At December 31, 2004, before recognizing the effects of its financial restructuring, the Company had outstanding $2,016,137 (US$175 million) aggregate principal amount of its 2009 notes. The Company did not make interest payments on the 2009 notes following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest of the 2009 notes was $2,719,411 (US$236 million). As part of its financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on its 2009 notes was converted into an aggregate principal amount of US$148.8 million of its 2012 notes and 5,899,859 of its Series B Shares.
     Euro Commercial Paper. At December 31, 2004, before recognizing the effects of the financial restructuring, the Company had one series of notes outstanding under the Euro Commercial Paper Program in an aggregate amount of $57,604 (US$5.0 million). As part of the financial restructuring, on February 23, 2005, the principal of and accrued and unpaid interest on these notes was converted into an aggregate principal amount of US$4.3 million of the 2012 notes and 56,402 of the Series B Shares.
     The Senior Notes and the Euro Commercial Paper were restructured in connection with the Concurso Mercantil process and the aggregate principal amounts of these instruments were exchanged for Notes due 2012 with an aggregate principal amount of $4,613,050 (US$433.8 million), which bear quarterly interest payments in arrears at rates of 7.50% in 2005, 8.50% in 2006 and 2007 and 9.50% in subsequent years.
(2)	Bank loans and letters of credit
     Banamex Loan. The Company borrowed an aggregate principal amount of $1,082,953 (US$94 million) from Banamex under a loan agreement. This loan was payable in 10 quarterly installments beginning in June 2002 and bore interest at a rate of LIBOR + 2.8% payable quarterly. This loan matured in September 2004 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this loan was $867,926 (US$75.3 million). The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of accrued and unpaid interest under this loan was $208,476 (US$18.1 million). As part of its financial restructuring, on February 23, 2005, the Company issued 318,455 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$64 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Banamex Note. The Company borrowed an aggregate principal amount of $84,101 (US$7.3 million) from Banamex under a promissory note. This promissory note bore interest at a rate of 5.2% per annum payable semi-annually. This promissory note matured in December 2002 and was not paid. At December 31, 2004, before recognizing the effects of its financial restructuring, the outstanding principal amount under this promissory note was $58,756 (US$5.1 million). The Company did not make principal or interest payments under this promissory note following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid interest under this promissory note was $17,085 (US$1.5 million). As part of its financial restructuring, on February 23, 2005, the Company issued 99,856 of the Series B Shares to Banamex, and a note in the aggregate principal amount of US$4.3 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this note.
     California Commerce Bank Loans. The Company borrowed an aggregate principal amount of $307,375 (US$26.7 million) from California Commerce Bank under two loan agreements. The first California Commerce Bank loan agreement in the principal amount of $134,563 (US$11.7 million) bore interest at a rate of LIBOR + 2.75%. The first California Commerce Bank loan agreement matured in January 2003 and was not paid. The second California Commerce Bank loan agreement in the amount of $172,812 (US$15 million) bore interest at a rate of LIBOR + 3.25%. The second California Commerce Bank loan agreement matured in May 2004 and was not paid. The Company did not make principal or interest payments under the California Commerce Bank loan agreements following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under the California Commerce Bank loan agreements was $278,573 (US$24.2 million) and the aggregate amount of due and unpaid interest under the California Commerce Bank loan agreements was $36,321 (US$3.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 199,872 of the Series B Shares to California Commerce Bank, and a note in the aggregate principal amount of US$20.6 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the California Commerce Bank loan agreements.
     JPMorgan Chase Loan. The Company borrowed an aggregate principal amount of $576,039 (US$50 million) from JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) under a loan agreement. The JPMorgan Chase loan agreement was payable in five semiannual installments beginning in December 2000 and bore interest at a rate of LIBOR + 1.5% payable quarterly. This loan matured in December 2002 and was not paid. The Company did not make principal or interest payments under this loan following November 29, 2002. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $115,208 (US$10 million) and the aggregate amount of due and unpaid interest under this loan was $7,071 (US$0.6 million). As part of its financial restructuring, on February 23, 2005, the Company issued 163,890 of the Series B Shares to creditors under this loan agreement, and a note in the aggregate principal amount of US$8.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on this loan.
     Bank of America, N.A. Loan. The Company’s former subsidiary, Durango Georgia Receivables Company, borrowed an aggregate principal amount of $253,457 (US$22 million) from Bank of America, N.A. under a loan agreement. This loan was payable in five monthly installments beginning in August 2002, and bore interest at a rate of LIBOR + 3.0%. The Company guaranteed this loan. Durango Georgia Receivables Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. Bank of America, N.A. called the Company’s guarantee in February 2003. As a result, the obligations under this loan were recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this guarantee. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this loan was $195,853 (US$17.0 million) and the aggregate amount of due and unpaid interest under this loan was $21,542 (US$1.9 million). As part of its financial restructuring, on February 23, 2005, the Company issued 292,019 of its Series B Shares to the creditor under this loan agreement, and a note in the aggregate principal amount of US$14.5 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on its guarantee obligations.
     First JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to SunTrust Leasing Corporation in the aggregate principal amount of $30,135 (US$2.6 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under Chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under the letter of credit was recorded as indebtedness of the Company in these financial statements. The Company did not make principal or interest payments under this reimbursement obligation. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $30,135 (US$2.6 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,900 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 53,910 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.2 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
     Second JPMorgan Letter of Credit. JPMorgan Chase Bank (f/k/a Chase Manhattan Bank) issued a letter of credit to Pitney Bowes Credit Corporation in the aggregate principal amount of $35,714 (US$3.1 million) for the benefit of the Company’s former subsidiary, Durango Georgia Paper Company. This letter of credit was drawn on April 19, 2000. The Company guaranteed Durango Georgia Paper Company’s reimbursement obligation under this letter of credit. Durango Georgia Paper Company filed for protection from its creditors under chapter 11 of the U.S. bankruptcy code in November 2002. JPMorgan Chase Bank called the Company’s guarantee on January 15, 2003. As a result, the reimbursement obligation under this letter of credit was recorded as indebtedness of the Company in these financial statements. Under the terms of the reimbursement agreement, past due obligations under the reimbursement agreement bore interest at a rate of 7.25% per annum. At December 31, 2004, before recognizing the effects of its financial restructuring, the aggregate amount of due and unpaid principal under this reimbursement obligation was $27,299 (US$2.4 million) and the aggregate amount of due and unpaid interest under this reimbursement obligation was $3,370 (US$0.3 million). As part of its financial restructuring, on February 23, 2005, the Company issued 46,001 of the Series B Shares to JPMorgan Chase Bank, and a note in the aggregate principal amount of US$2.0 million was issued under the Restructured Credit Agreement with respect to the remaining principal of and accrued and unpaid interest on the Company’s guarantee obligations.
(3)	Financial lease agreements
     Arrendadora Bank of America, N.A. Leases. The Company has entered into financial lease agreements with Arrendadora Bank of America, N.A. for the acquisition of certain machinery. The Company issued promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $199,309 (US$17.3 million) with maturities between February 2005 and August 2005. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge of the leased machinery. The Company has sub-leased the machinery to certain of the Company’s subsidiaries. As of December 31, 2005, these promissory notes had been paid in full.
     GE Capital Leasing Leases. The Company’s subsidiary, Empaques de Cartón Titán, S. A. de C. V. (“Titán”), has entered into financial lease agreements with GE Capital Leasing for the acquisition of machinery. Titán issued two promissory notes in respect of the future minimum lease payments under these financial lease agreements in an aggregate principal amount of $115,028 (US$10 million) which are payable in 28 quarterly installments with the final payments due in October 2008 and April 2009, respectively. The promissory notes bear interest at a rate of LIBOR + 3.25%. The promissory notes are secured by a pledge of the leased machinery and are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under these promissory notes was $56,106 (US$5.2 million).

(4)	Other long-term debt
     Bancomext Loans. The Company’s subsidiary, Grupo Pipsamex, S. A. de C. V. (“Grupo Pipsamex”), borrowed an aggregate principal amount of $921,662 (US$80 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$28.0 million of the proceeds of the sale of its subsidiary, Productora Nacional de Papel, S. A. de C. V. (“Pronal”), and Grupo Pipsamex’s warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.1535%, payable quarterly. This loan is secured by a first priority security interest in substantially all of the assets of Grupo Pipsamex and certain of its subsidiaries and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $591,498 (US$55.6 million). On February 26, 2006, the Company pre-paid US$26.5 million. As of March 31, 2006, the aggregate principal amount outstanding under this loan agreement was US$29.1 million.
     The Company’s subsidiary, Fábrica Mexicana de Papel, S.A. de C.V., borrowed an aggregate principal amount of $177,420 (US$15.4 million) from Bancomext under a loan agreement. In 2004, the Company defaulted under this loan agreement and negotiated the restructuring of this loan agreement with Bancomext. This loan agreement was restructured on September 29, 2004. In connection with the restructuring, the Company applied US$12.0 million of the proceeds of the sale of its subsidiary, Pronal, and Grupo Pipsamex’ warehouse in Mexico City to the principal amount and accrued interest under this loan agreement. The restructured loan is payable in 40 quarterly installments beginning in December 2004 and bears interest at a rate of LIBOR + 5.153%, payable quarterly. This loan is secured by a second priority security interest in substantially all of the assets of Fábrica Mexicana de Papel, S.A. de C.V. and certain other subsidiaries of Grupo Pipsamex and is guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $90,105 (US$8.5 million). On February 26, 2006, the Company pre-paid this loan and as of the date of issue of these financial statements, Bancomext is in the process of releasing the secured assets.
     Bank of Albuquerque Loan. The Company’s subsidiary, Durango McKinley Paper Company, borrowed an aggregate principal amount of $255,226 (US$22.0 million) from the Bank of Albuquerque under a loan agreement. In addition, the Bank of Albuquerque has issued letter of credits in an aggregate amount of $111,661 (US$10.5 million) under this loan agreement. This loan agreement was used to refinance a credit facility that the Company’s former subsidiary, Durango Paper Company, had with the Bank of America, N.A. The principal on the term loan is payable in 24 quarterly installments beginning August 2002 and bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque loan agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and its real property located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc. As of December 31, 2005, the aggregate principal amount outstanding under this loan agreement was $106,345 (US$10.0 million). On March 24, 2006, the Company prepaid US$8.0 million and, , as of that date, the aggregate principal amount outstanding under this loan agreement was US$2.0 million. On April 7, 2006, the Company prepaid the remaining US$2.0 million . As of the date of issue of these financial statements, Bank of Albuquerque is in the process of releasing the property securing this loan.
     Commerzbank Loan. The Company’s subsidiary, Ponderosa Industrial de México, S. A. de C. V. (“Ponderosa”), borrowed an aggregate principal amount of $166,909 (€10.7 million) from AKA Ausfuhrkredit-Gesellschaft m.b.H. or Commerzbank, under a loan agreement. This loan is payable in 15 semi-annual installments beginning in January 2003 and bears interest at a rate of EUROLIBOR + 1.15%. The obligations of Ponderosa under this loan agreement are secured by the certain equipment of Ponderosa acquired with the proceeds of this loan. In addition, the obligations are guaranteed by CODUSA. As of December 31, 2005, the aggregate principal amount outstanding under this loan was $80,275 (€6.4 million).
(5)	Reduction in the 2005 carrying value debt.
Outstanding debt of $3,264,451, consisting of principal of $1,117,978 (15% of the principal of the restructured debt) and accrued interest of $2,146,473, was exchanged for a 17% of CODUSA’s capital stock during 2005.
DEBT AT DECEMBER 31, 2005
     TRANCHE A.
On February 23, 2005, the Company issued notes with an aggregate principal amount of $1,294,579 (US$116.1 million) as a result of the financial restructuring of the Company. These Notes bear interest payable quarterly in arrears at rates of LIBOR + 2.75% and the principal of these notes amortize on a quarterly basis until their maturity on December 30, 2012. The outsanding principal balance of these notes at December 31, 2005 was $1,173,046 (US$110.3 million).
     TRANCHE B.
On February 23, 2005, the Company issued notes with an aggregate principal amount of $4,836,492 (US$433.8 million) as a result of the financial restructuring of the Company. The 2012 Notes bear interest payable quarterly in arrears at rate of 7.5% until December 31, 2005, 8.5% from January 1, 2006 to December 31, 2006, and 9.5% thereafter until its maturity on December 30, 2012. The outstanding principal balance of the 2012 Notes at December 31, 2005 was $4,613,050 (US$433.8 million).
d.	Long-term debt maturities for year ended December 31, 2005 are:

2007	$335,693
2008	278,619
2009	248,521
2010	234,107
2011	225,188
2012 and thereafter	5,183,011

$6,505,139

e.	At December 31, 2005, the minimum rental commitments under financial leases are as follows:

Total minimum lease obligations	$112,496
Unearned interest	(4,104)

Present value of lease obligations	108,392
Current portion of lease obligations	22,187

Long-term portion of lease obligations	$86,205

Financial leases obligations, which include a purchase option at the end of the lease term, are payable as follows:

Year ended December 31,
2006	$22,187
2007	63,840
2008	16,871
2009	5,494

$108,392

NOTE 10 — FINANCIAL INSTRUMENTS:
a.	Financial instruments — The estimated fair value amounts of the Company’s financial instruments have been determined by the Company using available market information or other appropriate valuation methodologies that require considerable judgment in developing and interpreting the estimates of fair value.

The carrying amount of the Company’s cash equivalents, accounts receivable, accounts payable and current notes payable approximate fair value because they have relatively short-term maturities and bear interest at variable rates, as appropriate.

The long-term debt consists of debt instruments that bear interest at fixed or variable rates.

As of December 31, 2004, the fair value of the Company’s long-term debt was determined on the basis of CODUSA’s agreement of “Concurso Mercantil” which was then being negotiated and formalized with CODUSA’s unsecured creditors.

b.	Concentration of credit risk — The financial instruments that are subject to a concentration of credit risk are principally cash and cash equivalents and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company’s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers to whom sales exceeded 10% of consolidated net sales for any of the periods presented.

NOTE 11 — PENSION PLANS, SENIORITY PREMIUMS AND POST-RETIREMENT OBLIGATIONS:
Pension Plans and Seniority Premiums .
México — The Company maintains a pension plan for certain employees. In addition, in accordance with the Mexican Labor Law, the Company provides seniority premium benefits to employees under certain circumstances. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law. The pension plans and seniority premiums are unfunded.
The present values of these obligations at December 31, are as follows:

	2005	2004
Accumulated benefit obligation	$202,581	$211,267

Projected benefit obligation	$224,802	$239,223
Unrecognized items:
Variances for assumptions and adjustments based on experience	19,008	6,040
Transition amount	(116,225)	(128,928)

Net projected liability	127,585	116,335
Additional minimum liability	74,996	94,932

	$202,581	$211,267

Intangible asset	$74,281	$94,932

The real rates (net of inflation) used in the actuarial calculations for the years ended December 31, were as follows:

	2005	2004
Discount rate	5%	5%
Salary increases	2%	2%

The amortization periods for the unamortized items are as follows:

	Remaining Years
	2005	2004
Transition asset	17	18
Variances in assumptions and adjustments based on experience	17	18
In connection with the reorganization of the Company’s operations, certain administrative and operating personnel were terminated during 2003 and as a result, payments totaling $64,414 were incurred and were recognized and included within other income (expenses).
United States of America - The subsidiaries in the United States of America have established the following defined contribution plans: a 401(k) retirement savings plan, health insurance plan, disability plan, and life insurance plan, among others. For the years ended December 31, 2005, 2004 and 2003, total expenses related to these plans were $21,125, $27,924 and $34,858 respectively.
As of December 31, 2005 and 2004 the Company did not have any defined benefits plans. During 2003 the additional liability related to seniority premiums in the amount of $159,181, which was presented separately in the statement of changes in stockholders’ equity, was transferred to retained earnings.
Post-retirement obligations
Beginning in 2004, the Company has granted post-retirement benefits to its employees. As a result, the Company recognized labor liabilities for post-retirement obligations.
The present value of these obligations at December 31, 2005 is as follows:

	2005	2004
Accumulated post-retirement benefit obligation	$97,887	$104,439

Post-retirement other benefit obligation	$101,260	$104,024
Variances for assumptions and adjustments based on experience	(12,229)	—
Unrecognized prior service cost to be amortized over 17 years	(89,509)	(106,256)

Net projected liability	(478)	(2,232)
Additional minimum liability	98,365	106,256

	$97,887	$104,439

Intangible asset	$86,625	$101,004

Post-retirement severance
The present value of these obligations at December 31, 2005 is as follows:

Accumulated post-retirement benefit obligation	$7,431

Post-retirement other benefit obligation	$16,731

Unrecognized prior service cost to be amortized over 17 years	(13,747)

Net projected liability	2,984
Additional minimum liability	4,447

$7,431

Intangible asset	$4,447

Total labor obligations presented in the balance sheet are as follows:

	2005	2004
Seniority premiums and pensions	$202,581	$211,267
Post-retirement obligations	97,887	104,439
Post-retirement obligations	7,431	—

	$307,899	$315,706

Total intangible asset — labor obligations are as follow:

	2005	2004
Seniority premiums and pensions	$74,281	$94,932
Post-retirement obligations	86,625	101,004
Post-retirement obligations	4,447	—

	$165,353	$195,936

Net period cost for the years ended December 31, is as follows:

	2005	2004
Service cost	$10,380	$7,411
Amortization of transition asset, variances for assumptions and adjustments based on experience	16,731	17,065
Financial cost	14,548	14,724

Net period cost	$41,659	$39,200

NOTE 12 — STOCKHOLDERS’ EQUITY:
a.	Shares of common stock at par value as of December 31 are comprised as follows:

	2005
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262
Series B	18,805,918	282,314	8,413	290,727

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

Total shares	110,641,111	$1,660,947	$3,784,356	$5,445,303

	2004
			Inflation
	Number of	Par	restatement
	shares	value	effect	Total
Fixed capital:
Series A	46,613,171	$699,760	$1,916,502	$2,616,262

Variable capital:
Series A	45,222,022	678,873	1,859,441	2,538,314

Total shares	91,835,193	$1,378,633	$3,775,943	$5,154,576

Common stock consists of common nominative Series A shares and Series B shares without par value. The variable portion of capital stock cannot exceed ten times the aggregate amount of the fixed minimum portion without right to withdraw.

b.	On June 30, 2003, Board of Directors approved the conversion of 2,240,000 treasury shares; consequently, variable capital was reduced by $125,731 ($34,747 at par value). On April 30, 2004, Board of Directors cancelled the conversion of the 2,240,000 treasury shares, increased the fixed share capital by $291,763 and authorized the issuance of 18,808,989 treasury shares.

c.	On May 17, 2004, Board of Directors approved the contribution of $49 to its fixed share capital and the sale of 3,071 treasury shares.

d.	Retained earnings include the statutory legal reserve. The Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005, 2004 and 2003 the legal reserve, in historical nominal pesos, was $259,634.

e.	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when a dividend is distributed. In 2005, the rate was 30% (33% in 2004 and 34% in 2003) and will be reduced by one percentage point each year until reaching 28% in 2007. Any tax paid on such distribution may be credited against pre-paid taxes and the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

f.	The balances of the tax account related to stockholders’ equity as of December are as follows:

	2005	2004
Contributed capital account	$3,772,365	$3,481,637
After tax profits account	1,803,263	1,956,906
Reinvested after tax profits account	947,551	947,551

Total	$6,523,179	$6,386,094

NOTE 13 — FOREIGN CURRENCY TRANSACTIONS AND BALANCES:
a.	At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of U.S. dollars:
Monetary assets	64,042	55,092
Monetary liabilities	(665,179)	(960,713)

Monetary (liability) position, net	(601,137)	(905,621)

Equivalent in Mexican pesos	($6,392,727)	($10,097,221)

Thousands of Euros:
Monetary (liability) position, net	(8,317)	(10,251)

Equivalent in Mexican pesos	($104,287)	($155,439)

b.	Non-monetary assets of foreign origin at December 31, 2005 are as follows:

		Balance in
		foreign	Equivalent
		currency	in Mexican
	Currency	(thousands)	pesos
Inventories	U.S. dollar	19,796	$210,519
Industrial machinery and equipment:
United States of America	U.S. dollar	462,925	4,922,932
Brazil	Real	188,436	862,381
Japan	Yen	4,109,349	370,540
Germany	Euro	25,214	316,154
Canada	Canadian dollar	35,610	324,419
Other			305,462

c.	The condensed financial information of the principal foreign countries, as of December 31 before inter-company eliminations, is as follows:

	(In thousands of
	U.S. dollars)
	2005	2004	2003
United States of America
Net sales	213,216	212,347	146,646
Income from operations	2,337	3,352	4,471
Net (loss)	(15,488)	(1,867)	(54,559)

Current assets	132,768	206,049	30,216
Total assets	317,285	278,272	115,022
Current liabilities	65,869	71,118	18,960
Total liabilities	87,207	92,265	48,204

d.	Transactions denominated in foreign currency were as follows:

	(In thousands of
	U.S. dollars)
	2005	2004	2003
Export sales	189,563	205,617	166,230
Interest expense	(50,544)	(90,306)	(96,455)
Interest income	534	68	31
Import purchases	(219,570)	(238,801)	(167,303)
Acquisition (sales) of machinery and equipment	14,829	(555)	(35,486)

e.	The exchange rates in effect at the dates of the consolidated balance sheets and issuance of the consolidated financial statements were as follows:

	December 31,		April 24,
	2005	2004	2006
U.S. dollar	$10.6344	$11.1495	$11.0656
Euros	12.5390	15.1633	13.7545
NOTE 14 — TRANSACTIONS AND BALANCES WITH RELATED PARTIES:
a.	Transactions with related parties, for the years ended December 31, carried out in the ordinary course of business, were as follows:

	2005	2004	2003
Interest income	$—	$13,959	$27,256
Sale of paper	—	5,058	13,186
Sale of industrial machinery and equipment and other equipment	—	—	17,601
Freight expenses	—	—	45,999
Air transportation services	—	36,220	—
Other (expenses) income	—	(1,012)	3,471
b.	Accounts receivable from related parties as of December 31, are as follows:

	2005	2004
Short-term receivables:
Administradora Corporativa y Mercantil, S.A. de C.V. (1 and 4)	$11,803	$202,931
Durango Georgia Receivables Company (DGC) (2 and 4)	—	211,791
Durango Paper Company (DPC) (2 and 4)	—	63,661
Líneas Aéreas Ejecutivas de Durango, S. A. de C. V.(3)	—	1,131
Other	—	—

	11,803	479,514
Allowance for doubtful accounts	—	(466,009)

	$11,803	$13,505

(1)	Administradora Corporativa y Mercantil, S.A. de C.V (“ACM”), a company owned and controlled by the Rincón family, the Company’s majority shareholders, borrowed funds from the Company to fund principal and interest payments on its indebtedness. The outstanding balance on these loans was $11.8 million at December 31, 2005.

(2)	Durango Paper Company — On October 7, 2002, the Company sold its subsidiary, Durango Paper Company, and certain promissory notes to Operadora Omega Internacional, S.A. de C.V. The sale was made for an aggregate amount of US$100 thousand. Prior to this sale, the Company had guaranteed certain obligations of Durango Paper Company’s subsidiaries, specifically the Bank of America, N.A. loan agreement and the J.P. Morgan letters of credit, which in the aggregate, totaled a principal amount of US$25.2 million ($290.4 million). In 2003, these creditors called these guarantees. As a result, the Company recorded $285.0 million as due from related parties in 2003 and recorded an allowance for doubtful accounts in the full amount of this obligation.

(3)	Líneas Aéreas Ejecutivas de Durango, S.A. de C.V. — CODUSA obtains service flights from Líneas Aéreas, a company that was owned and controlled by the Rincón family until April 18, 2005. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. For the year ended December 31, 2003, the Company purchased services from Líneas Aéreas for an aggregate amount of $1,131.
In 2003, Líneas Aéreas borrowed $15.2 million from the Company. This loan bears interest at a rate of 15% per annum and matures on December 31, 2006. As of December 31, 2004, the outstanding balance of this loan was $1.1 million. In 2004, Líneas Aéreas paid the Company interest in an aggregate amount of $4.2 million.

(4)	During 2003, the Company recorded an allowance for doubtful accounts in connection with the account receivable from ACM. Since the Company’s controlling shareholders own ACM, the $190,557 charge was recorded in retained earnings.
Transactions with Directors and their Affiliates — The Company sells newsprint to El Universal, a daily newspaper. Juan Francisco Ealy Ortiz, a member of the Company’s Board of Directors, is an executive officer of El Universal. During the year ended December 31, 2005, the Company’s net sales to El Universal were approximately $159.7 million (US$15.0 million).

c.	Acquisition of new subsidiaries:

In April 11, 2005, the Company acquired 99.99% of the capital stock of Empaques del Norte, S.A. de C.V. for $64,928 (US$5.8 million). The liability at December 31, 2005 was $8,517. See Note 7.

On April 18, 2005 the Company acquired 99.99% of the capital stock of Líneas Aéreas for $15. This company was owned by some of the Rincón family members. Líneas Aéreas owns two business jets and provides transportation services to the Company’s subsidiaries and third parties. See Note 7.

On June 28, 2005, the Company acquired 99.99% of the capital stock of Inmobiliaria Industrial de Durango, S.A. de C.V. for $735. This company was owned by some of the Rincón family members. See Note 7.

d.	Creation of new subsidiary:

Corporación Durango, S.A. de C.V., Empaques de Cartón Titán, S.A. de C.V., Industrias Centauro, S.A. de C.V. and Inmobiliaria Industrial Tizayuca, S.A. de C.V., entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V., effective as of March 31, 2006. This agreement has a term of 7.5 years by US$50 million. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.
NOTE 15 — OTHER INCOME (EXPENSES), NET:

	2005	2004	2003
Loss on sale of property, plant and equipment (1)	($1,696)	($22,844)	($217,015)
Severance payments due to reorganization	—	—	(64,414)
Restructuring expenses	(65,717)	(149,440)	(296,607)
Write-off of debt issuance costs	—	(333,510)	—
Reserve for fixed assets value	—	—	(656,144)
Revaluation (impairment) of long-lived assets in use	113,803	(479,130)	—
Loss on operations of DPC(2)	—	—	(342,472)
Debt repurchase at market price (3)	—	641,451	—
Other expenses, net	(41,155)	(74,433)	(62,104)

	$5,235	($417,906)	($1,638,756)

(1)	On November 25, 2003, the Company sold property for $140,425 (US$11.5 million). As part of the sale, the Company reserved the right to use approximately a third of the property for a period of five years at no cost. This sale resulted in a loss of $210,746.
(2)	In 2003, this amount included $284,976 of expenditures for certain guarantees granted by the Company on a bank loan and some letters of credit issued by DPC, which were called by the creditors. See Note 1.b.

(3)	On August 5, 2004, HG Estate LLC and St. Marys Railroad Corporation sold certain notes in an aggregate principal amount of US$48.1 million ($554.2 million) issued by Durango Paper Company in favor of HG Estate LLC and St. Marys Railroad Corporation, to the indirect partially-owned subsidiary Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V. for US$7.5 million ($88.9 million) which the parties agreed was the fair market value of these notes. The Company recorded a debt reduction of $641,451 in other income (expenses), as a consequence of the market value purchase of these notes.
NOTE 16 — INCOME TAX , ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING :
The Company is subject to income tax (“IT”) and asset tax (“AT”). IT is calculated considering as taxable or non-taxable some inflation effects, like calculated depreciation based on constant values and cost of sales deduction instead of purchases (until December 31, 2004 purchases instead of cost of sales), allowing for actual costs deduction and the inflation effect of some liabilities and monetary assets is accumulated or deducted through the annual inflation adjustmentwhich is similar to the result for monetary position.
As a result of the amendments to the Income Tax Law in effect as of November 13, 2004, the IT rate will be 29% in 2006 and 28% in 2007. Therefore, the effect of those statutory income tax rate reductions were considered in valuing deferred income taxes, creating for 2005 and 2004, a decrease in income tax liability of $17,225 and $23,321, respectively, which reduced net income by the same amount.
AT is calculated by applying a 1.8% rate to the net average of the majority of inflation restated assets and certain liabilities, and is payable only to the extent that it exceeds IT payable for the same period. If in any year AT exceeds IT payable, the AT payment for such excess may be reduced by the amount by which IT exceeded AT in the three preceding years and any required payment is carried forward and applied against the excess of IT over AT over the following ten years.
The Company incurs consolidated IT and AT payments with its Mexican subsidiaries in proportion to the Company’s voting stock in each of its subsidiaries at the balance sheet date. Beginning on January 1, 2002, the proportion is calculated based on the average daily equity percentage that the Company owns of its subsidiaries during the year. The tax results of the subsidiaries are consolidated at 100% and 60% of such proportion for 2005 and 2004, respectively, and the tax results of the holding company are also consolidated at 100% and 60% for 2005 and 2004, respectively. Estimated IT and AT payments of CODUSA and its subsidiaries are made as if the Company had not opted for tax consolidation.

a.	IT (provision) benefit consists of the following:

	2005	2004	2003
Current	($122,223)	($37,448)	($165,952)
Deferred	(241,143)	531,254	79,473
Benefit from tax consolidation	59,350	8,934	88,776

	($304,016)	$502,740	$2,297

b.	The reconciliation of the statutory and effective IT rates expressed as a percentage of income (loss) from continuing operations before IT and employee statutory profit shareing (“EPS”) for the years ended December 31, 2005, 2004 and 2003 is:

	2005	2004	2003
Statutory income tax rate	30%	33%	34%

Plus (less) the effect of permanent differences:
Non-deductible expenses	16.72%)	(5.43%)	(1.30%)
Other	13.17%)	10.23%	(14.59%)
Effects of inflation	(7.24%)	7.05%	0.93%
Effect of the rate reduction on deferred IT	(18.89%)	16.59%	0.49%
Change in valuation allowance of recoverable deferred IT asset and AT	51.17%	33.01%	(19.51%)

Effective IT rate	84.93%	94.45%	0.02%

c.	At December 31, 2005 and 2004 the main components of the net deferred IT liability balance are:

	2005	2004
Deferred IT liability (asset):
Property, plant and equipment	$2,434,657	$2,628,007
Inventories	(121,026)	35,833
Allowance for doubtful accounts	(49,767)	(65,600)
Accrued expenses	(40,965)	(94,712)
Other assets	(26,829)	44,521
Other, net	(65,307)	(45,851)

Deferred IT from temporary differences	2,130,763	2,502,198

Tax loss carryforwards	(1,005,278)	(1,300,654)
Recoverable AT carryforwards	(329,849)	(340,624)

	795,636	860,920
Valuation allowance	806,188	623,037

Net long-term deferred IT liability	$1,601,824	$1,483,957

Certain reclassifications among line items have been made that did not impact the total net deferred income tax liability.
d.	Due to the uncertainty of the recovery and use of recoverable AT and unamortized tax loss carryforwards, the Company established a valuation allowance for the amounts that it does not expect to recover.
e.	At December 31, 2005 and 2004, the Company has taxable temporary differences related to deferred EPS, mainly inventories and property, plant and equipment, for which the deferred EPS liabilities were not recognized since the Company believes that they will not materialize due to the continuity of its operations (i.e. will be replaced in the future with similar temporary differences).
f.	Consolidated unamortized tax loss carryforwards and recoverable AT of the Mexican companies for which the deferred IT assets and prepaid IT, respectively, have been recognized may be recoverable subject to certain conditions. The restated amounts of tax loss carryforwards and recoverable AT and their respective expiration dates at December 31, 2005 are as follows:

Year of	Tax loss	Recoverable
Expiration	carryforwards	AT
2006	$158,265	$28,558
2007	107,569	28,361
2008	149,179	27,510
2009	70,629	21,487
2010	63,618	25,931
2011	87,156	24,142
2012	361,183	64,104
2013	1,128,248	59,711
2014	384,274	6,397
2015	1,038,042	961

	$3,548,163	$287,162

g.	For the years ended December 31, 2005, 2004 and 2003, the change in gain (loss) from holding non-monetary assets includes the effect of the deferred income tax of $148,636, $266,804 and $220,789, respectively.

NOTE 17 — DISCONTINUED OPERATIONS:
As a result of the Company’s financial and operating restructuring, in 2003, the Board of Directors authorized the discontinuation and/or sale of certain subsidiaries or significant assets. The related operating results have been presented as discontinued operations for the years ended December 31, 2005, 2004 and 2003. Discontinued operations are as follows:
a.	On February 27, 2003, the Company sold the assets of its molded pulp division for approximately $650,772 (US$53.7 million), resulting in a gain of $364,087, which is included in the net loss of discontinued operations in the accompanying statements of operations for the year ended December 31, 2003. Additionally, according to the purchase agreement, the Company transferred to the buyer some accounts receivable and trade accounts payable, in order to permit the buyer to continue with production and sale of molded products.

b.	On November 14, 2003, the Company sold its investment in Productora Nacional de Papel, S.A. de C. V. for $354,224 (US$28.0 million), which gave rise to a $486,362 loss; this amount is included in gain (loss) from discontinued operations-net in the accompanying consolidated statements of operations for the year ended December 31, 2003.

c.	During 2003, the Company’s management authorized a plan to sell a plant located in Chihuahua, which is primarily engaged in the manufacturing of particleboard. On September 24, 2003, the Company signed a letter of intent with a potential buyer. Based on the negotiations with the potential buyer, the Company reduced the book value of the net assets to be sold by $381,828, which is included in the net loss of discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

On July 15, 2005, our subsidiaries, Ponderosa Industrial de México, S.A. de C.V. and Compañía Forestal de Durango, S.A. de C.V., sold the assets of our Chihuahua particleboard plant for $334,393 (US$30 million). As a result of this sale, the capacity of the Company’s other segment was reduced by 200 thousands short tons, the Company ceased producing particleboard and the Company no longer has any discontinued operations.
The balance sheet of the Company’s discontinued operations for the year ended December 31, 2004 is as follows:

2004
Cash and cash equivalents	$7,573
Trade accounts receivable — net	64,860
Inventories — net	34,714
Prepaid expenses	826

Total current assets	107,973

Property, plant and equipment — net	257,587
Other assets — net	11

Total long-term assets	257,598

Total assets	$365,571

Current portion of long-term debt	$22,036
Trade accounts payable	32,698
Accrued expenses and taxes	76,404

Total current liabilities	131,138

Long-term debt	99,164
Deferred income taxes	49,856
Pension plans and seniority premiums	1,161

Total long-term liabilities	150,181

Total liabilities	$281,319

Net assets of discontinued operations	$84,252

d.	The statements of operations reflect the effects of discontinued operations, which are comprised as follows:

	2005	2004	2003
Net sales	$166,046	$346,247	$752,938
Cost of sales	141,112	289,986	764,277

Gross profit (loss)	24,934	56,261	(11,339)
Operating expenses — net	21,953	31,806	45,439

Income (loss) from operations	2,981	24,455	(56,778)

Net comprehensive financing income (cost)	76,253	45,585	(147,042)
Other income (expenses) — net	(19,886)	318	(27,285)
Impairment of long-lived assets	—	—	(381,828)

Income (loss) from discontinued operations	59,348	70,358	(612,933)

Revenue from sales of discontinued operations	334,393	—	1,004,996
Cost of sales of assets of discontinued operations	350,171	—	1,127,271

Loss on sales of discontinued operations	(15,778)	—	(122,275)

IT and EPS	65,232	35,178	138,244

Net income (loss) from discontinued operations	$108,802	$105,536	($596,964)

Depreciation and amortization	$6,947	$15,734	$40,950

NOTE 18 — COMMITMENTS:
a.	Some of the Mexican subsidiaries lease certain equipment under non-cancelable operating leases. Rental expenses totaled $51,214, $51,627 and $54,938 for the years ended December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, estimated future minimum lease payments were as follows:

Year	Amount
2006	$25,022
2007	19,461
2008	17,399
2009	17,399
2010 and thereafter	42,280

$121,561

b.	McKinley Paper Company leases certain equipment under non-cancelable operating leases. Rental expenses under these leases were $9,248, $3,656 and $4,672 for the years ended December 31, 2005, 2004 and 2003 respectively. As of December 31, 2005, estimated future minimum lease payments were as follows:

Year	Amount
2006	$7,710
2007	6,700
2008	5,073
2009	6,103

$25,586

NOTE 19 — CONTINGENCIES:
a.	Subsequent to the sale of Productora Nacional de Papel, S.A. de C.V., as described in Note 17, the Mexican National Water Commission billed the Company $170,800 for alleged differences in the payments of rights for extraction and use of national waters in 2001 and 2000. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the court’s ruling. The Company’s management believes that there are insufficient grounds for the legal suit and that the court will rule in its favor.
b.	Similarly, subsequent to the sale of Productora Nacional de Papel, S. A. de C. V., the Mexican National Water Commission billed the Company $1,996 in taxes with respect to the fiscal years ended 1998 and 1999 for alleged differences in the payment of rights by the use or advantage of goods of the public domain of the Mexican Republic, such as receiving residual water unloadings. The Company filed an appeal with the Federal Tax and Administrative Court and is currently awaiting the acceptance of this appeal.

c.	The Company has filed a request for an injunction against the Mexican tax authorities claiming the unconstitutionality of certain changes in the federal tax law as approved in the tax amendments which went into effect on November 13, 2004, specifically, regarding the new requirement to deduct cost of sales rather than purchases as had been allowed previously. Although the Company’s management and its legal advisors believe favorable rulings would be issued to the Company, the related impact has not been quantified
d.	As a result of operations with related foreign entities, tax differences could arise if the tax authorities, upon review, consider that the transfer prices and amounts used by the Company are not similar to those which would have been used with or between independent parties in comparable transactions.
e.	The Company would be obligated to pay severance payments to its employees in case of dismissal under certain circumstances under the Federal Labor Law. As of December 31, 2004, there are no obligations for such severance payments. Beginning in 2005, in accordance with Statement D-3, as amended, this liability is recorded in the results for the year.
f.	The Company’s Mexican operations are subject to federal, state and local laws and regulations, including the Mexican General Law of Ecological Stabilization and Environment Protection (Ley General del Equilibrio Ecológico y de Protección al Ambiente) and the rules and regulations published under this law. Companies engaged in industrial activities are subject to the regulatory jurisdiction of the Mexican Ministry of the Environment and Natural Resources.

In 1988, the Company agreed with Mexican environmental regulatory authorities on a compliance plan that the Company proceeded to implement. The Company’s paper mills are in compliance with general standards promulgated by the Mexican regulatory authorities. In 1995, the Company purchased approximately 26% of Planta Ecológica Industrial, S.A. de C.V., a joint venture of industrial water users in Monterrey, Nuevo León. The venture paper mills in Mexico are subject to periodic environmental audits by the Mexican Ministry of the Environmental and Natural Resources. The Company has frequently been recognized for its environmental record and its role in implementing modern forest management techniques. However, there can be no assurance that relevant Mexican authorities will continue to find the Company’s environmental procedures adequate, or that more stringent environmental laws will not be enacted by Mexico in the future. Were enforcements of existing laws to increase, or new environmental laws to be enacted, the Company could incur material compliance costs.

The Company’s U.S. operations are subject to federal, state and local provisions regulating the discharge of materials into the environment and otherwise related to the protection of the environment. Compliance with these provisions, and primarily the Federal Clean Air Act, Clean Water Act, Comprehensive Environment Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, or CERCLA, and Resources Conservation and Recovery Act, or RCRA, has required the Company to invest substantial funds to modify facilities to assure compliance with applicable environmental regulations.

The Company is committed to protecting the health and welfare of the Company’s employees, the public, and the environment and the Company strives to maintain compliance with all state and federal environmental regulations in a manner that is also cost effective. In any construction of new facilities and the modernization of existing facilities, the Company intends to use modern technology for air and water emissions. These forward-looking programs will minimize the impact that changing regulations have on capital expenditures for environmental compliance.

g.	Tax authority may have a different criteria from the Company ´s as a result of tax documentation review.

h.	On December 31, 2005 a facility from Empaques de Cartón Titán, S.A. de C.V., Silvamex, had an accidental fire. Plant, equipment, finished product inventory and raw material inventory were lost. During March of 2006 a pre-payment of $32,807 was recovered from the insurance company.
NOTE 20 — SUBSEQUENT EVENTS:
a.	CODUSA announced on February 27, 2006 a debt reduction program during the year. At April 24, 2006, the Company has pre-paid US$60 million. This program has been sourced by majority stockholders capital contribution, proceeds from divestiture of some minor non-strategic assets and operating cash flow.

b.	Corporación Durango, S.A. de C.V., Empaques de Cartón Titán, S.A. de C.V., Industrias Centauro, S.A. de C.V. and Inmobiliaria Industrial Tizayuca, S.A. de C.V., entered into an operating lease agreement with GE Capital CEF México, S. de R.L. de C.V., effective as of March 31, 2006. This agreement has a term of 7.5 years by US$50 million. Under this lease agreement, the Company’s newly formed subsidiary, Papel y Empaques de Tizayuca, S.A. de C.V., leases machinery and equipment with installed capacity of 200,000 short tons of linerboard and 100,000 short tons of corrugated boxes located at an industrial facility purchased by the Company.

NOTE 21 — SEGMENT INFORMATION:
The Company has disclosed its operating segments based on its components about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for segment reporting is based on internal reports used by management.
The following summarizes the aggregation of the Company’s operating segments into reportable segments:
Paper — This segment includes the production and sale of containerboard (linerboard and corrugating medium), newsprint and uncoated free sheet. This segment includes the operating results of the Grupo Durango division and the Grupo Pipsamex division in Mexico and Durango McKinley Paper Company’s paper operations in the United States.
Packaging — This segment includes the production and sale of corrugated containers, multi-wall sacks and paper tubes. This segment includes the operating results of the packaging division in Mexico and the U.S.
Other — This segment includes the production and sale of plywood.

a.	Information by operating segments of continuing operations:

	2005
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,490,053	$4,552,832	$100,415	$8,143,300	$—	$8,143,300
Intersegment sales	4,199,757	413,345	90,379	4,703,481	(4,703,481)

Total sales	7,689,810	4,966,177	190,794	12,846,781	(4,703,481)	8,143,300
Depreciation and amortization	276,630	133,404	11,583	421,617	—	421,617
Income (loss) from operations	122,481	236,691	10,085	369,257	—	369,257
Total assets	18,950,232	27,704,559	1,247,590	47,902,381	(33,071,934)	14,830,447
Capital expenditures	83,368	42,183	9,298	134,849	—	134,849
Impairment	(113,803)	—	—	(113,803)	—	(113,803)
Interest income	663,036	3,063,836	10,630	3,737,502	(3,694,947)	42,555
Interest expense	(1,109,666)	(2,873,822)	(39,061)	(4,022,549)	3,430,124	(592,425)
Income tax	$437,451	($631,932)	($109,535)	($304,016)	$—	($304,016)

	2004
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$3,554,513	$4,374,244	$110,537	$8,039,294	$—	$8,039,294
Intersegment sales	4,029,699	305,953	107	4,335,759	(4,335,759)

Total sales	7,584,212	4,680,197	110,644	12,375,053	(4,335,759)	8,039,294
Depreciation and amortization	293,051	137,441	7,744	438,236	—	438,236
Income (loss) from operations	55,521	398,928	1,202	455,651	—	455,651
Total assets	21,776,482	31,363,373	1,245,722	54,385,577	(38,762,902)	15,622,675
Capital expenditures	121,203	66,835	26,143	214,181	—	214,181
Impairment	479,130	—	—	479,130	—	479,130
Interest income	640,604	1,931,947	1,240	2,573,791	(2,532,288)	41,503
Interest expense	(923,258)	(2,695,201)	(4,316)	(3,652,775)	2,494,510	(1,158,265)
Income tax	$1,090,359	($718,146)	$130,527	$502,740	—	$502,740

	2003
			Other	Total		Total
	Paper	Packaging	segments	segments	Eliminations	consolidated
Sales to external customers	$2,987,613	$4,250,984	$88,656	$7,327,253	$—	$7,327,253
Intersegment sales	2,654,968	144,920	17,519	2,817,407	(2,817,407)

Total sales	5,642,581	4,395,904	106,175	10,144,660	(2,817,407)	7,327,253
Depreciation and amortization	285,676	128,751	11,980	426,407	—	426,407
Income (loss) from operations	(122,562)	467,452	(15,767)	329,123	—	329,123
Total assets	19,982,164	28,100,949	1,042,289	49,125,402	(32,247,600)	16,877,802
Capital expenditures	80,548	33,604	581	114,733	—	114,733
Impairment	—	—	—	—	—	—
Interest income	440,946	1,501,096	8,773	1,950,815	(1,906,088)	44,727
Interest expense	(724,671)	(2,434,418)	(580)	(3,159,669)	1,871,582	(1,288,087)
Income tax	$(386,083)	$334,735	$53,645	2,297	—	$2,297

b.	General information of continuing operations by product:

Net revenues	2005	2004	2003
Packaging
-Corrugated container	$4,152,975	$4,027,026	$3,928,260
- Paper sacks	388,909	347,218	319,574
- Tubes	10,948	—	3,150

Paper
-Containerboard	1,381,262	1,575,876	1,252,557
-Newsprint	936,693	955,429	734,207
-Uncoated free sheet	1,172,098	1,023,208	1,000,849

Other segments	100,415	110,537	88,656

Consolidated total	$8,143,300	$8,039,294	$7,327,253

c.	General segment information of continuing operations by geographical area:

	2005
		Total	Capital
	Net sales	assets	expenditures
Mexico	$10,555,422	$46,853,270	$111,918
United States of America	2,291,359	1,049,217	22,931
Intersegment eliminations	(4,703,481)	(33,071,934)

Consolidated total	$8,143,300	$14,830,447	$134,849

	2004
		Total	Capital
	Net sales	assets	expenditures
Mexico	$10,016,485	$53,124,205	$213,605
United States of America	2,358,568	1,261,372	576
Intersegment eliminations	(4,335,759)	(38,762,902)

Consolidated total	$8,039,294	$15,622,675	$214,181

	2003
		Total	Capital
	Net sales	assets	expenditures
Mexico	$8,071,959	$45,978,850	$98,076
United States of America	2,072,701	3,146,552	16,657
Intersegment eliminations	(2,817,407)	(32,247,600)

Consolidated total	$7,327,253	$16,877,802	$114,733

d.	Additional revenue analysis:

Annual revenues from the following client groups to which the Company sells are:

Net income	2005	2004	2003
Packaging -
Food and beverage	$3,180,846	$3,080,003	$2,937,822
Agribusiness	440,215	474,053	538,913
Agriculture	348,850	316,036	265,494
Maquila sector	249,179	243,104	289,269

Paper sacks -
Cement	234,901	215,622	164,929
Lime and plaster	68,448	70,138	56,896

Paper -
Editorial	1,886,063	1,649,225	1,663,000
Scholastic	390,536	495,756	247,819

Forest
Furniture manufacturers	100,415	110,537	88,656
Other	1,243,847	1,384,820	1,074,455

Total	$8,143,300	$8,039,294	$7,327,253

NOTE 22 — NEW ACCOUNTING PRINCIPLES:
As of June 1, 2004, the Mexican Counsel for Investigation and Development of Financial Information Standards (CIFIS) took the responsibility of the Mexican accounting issue. As part of this responsibility and after an auscultation process during 2004 and 2005, the CIFIS issued several Financial Information Standards (FIS),that came into force as of January 1, 2006.
The objective of the FIS is to obtain a match between the Local Standards used by all the economic entities of our economy and the Financial Information International Standards (FIIS).
The structure of the FIS, forced as of January 1st, 2006, is as follows:
•	FIS’s and FIS interpretation issued by the CIFIS.

•	The Statements issued by the Accounting Principles Commission (“APC”) of the Mexican Institute of Public Accountants (“MIPA”) that are not modified, substituted or derogated by the new FIS’s.

•	The FIIS applied as a supplementary.

The Statements of the Accounting Principles Commission (“APC”), will be recommendations and part of the FIS as long as they maintain its function, unless they are derogated or are included within a FIS.
The FIS with no substantial effect in the financial information are listed below:
FIS A-1 “Financial Information Standards Structure”.
FIS A-2 “Basic Postulates”.
FIS A-3 “Users Requirements and Financial Statements Objectives”.
FIS A-4 “Financial Statements Qualitative Characteristics”.
FIS A-5 “Financial Statements Basic Elements”.
FIS A-6 “Acknowledgement and Valuation”.
FIS A-7 “Presentation and Revelation”.
FIS A-8 “Supplementaries”.
FIS B-1 “Accounting Changes and Error Corrections”.